                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments There to be Filed Pursuant to Rule 13d-2(a)
                                (Amendment No. 3)

                            T-3 Energy Services, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    456160100
            --------------------------------------------------------
                                 (CUSIP Number)

                                James H. Harrison
                                   SJMB, L.P.
                                C/O SJMB, L.L.C.
                           4295 San Felipe, Suite 200
                                Houston, TX 77027
                                 (713) 871-0799
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copes are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.456160100


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     SJMB, L.L.C.  76-0559974
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF         752,259
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON           752,259
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     752,259
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     7.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1. Security and Issuer.

      This statement constitutes Amendment No. 3 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 20, 2000, (the "Original Filing"), with respect to shares of the common stock, par value $.01 per share (the "Common Stock"), of T-3 Energy Services, Inc., a Delaware Corporation ("T-3"), formally known as Industrial Holdings, Inc. The address of T-3's corporate office is 7135 Ardmore, Houston, Texas 77054. This Statement is filed by SJMB, L.L.C., a Delaware limited liability company ("SJMBLLC"). SJMBLLC is the sole general partner of SJMB, L.P., a Delaware limited partnership ("SJMB"). SJMB has acquired beneficial ownership of 752,259 shares (the "Shares") of Common Stock of T-3. This Amendment No. 3 reflects certain material changes in the information set forth in the Original Statement, as follows:

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 2. Identity and Background.

Item 2 is hereby amended in its entirety to read as follows:

        This Statement is filed by SJMBLLC a Delaware limited liability Company. SJMBLLC is the sole general partner of SJMB, a Delaware limited partnership, and SJMBLLC's principal business is the conduct of the operations and business of SJMB. SJMB's principal business is merchant banking. The principal business offices of SJMBLLC and SJMB is 4295 San Felipe, Suite 200, Houston, Texas 77027. The directors of SJMBLLC are Charles Underbrink and John Thompson, and its executive officer is John Thompson, CEO. The business address of each of the executive officers and directors is 4295 San Felipe, Suite 200, Houston, Texas 77027.

        During the five years prior to the date hereof, none of SJMBLLC nor, to the best of its knowledge, any executive officer or director of SJMBLLC (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect or such laws.

Item 5. Interest in Securities of the Issuer.

On December 17, 2001, Industrial Holdings, Inc. closed an
Agreement and Plan of Merger dated May 7, 2001, among Industrial
Holdings, Inc., T-3 Energy Services, Inc., and First Reserve Fund VIII, Limited Partnership, a Delaware limited partnership. Under the merger agreement, T-3 Energy Services, Inc. was merged into Industrial Holdings, Inc., with Industrial Holdings, Inc. surviving the merger and being renamed "T-3 Energy Services, Inc." Immediately following the merger, the surviving combined company was reincorporated in Delaware and in connection therewith implemented a one-for-ten reverse stock split.

At the time of the merger, SJMB held 3,675,513 shares of Industrial Holdings, Inc. Common Stock, warrants to purchase 950,000 shares of Common Stock at $1.25 per share and Note B, which together with accrued interest, was convertible into 2,897,083 shares of Common Stock. As a result of the merger and related one-for-ten reverse stock split, SJMB ended up with 367,551 shares of T-3 Energy Services, Inc. common stock, warrants to purchase 95,000 shares of T-3 Energy Services, Inc. common stock at $12.50 per share, and Note B, which together with accrued interest, was convertible into 289,708 shares of T-3 Energy Services, Inc. common stock.

In connection with the merger, SJMB converted $156,000 of accrued interest on Note B and $3,450,000 of principal of Note B into 289,708 shares of T-3 Energy Services, Inc. common stock.

Mr. Underbrink is the beneficial and record owner of 5,346 shares of the Common Stock of IHII and 3,431 warrants to purchase Common Stock of IHII. In addition, Mr. Underbrink may be deemed to be the beneficial owner of shares owned of record by The Charles E. Underbrink Irrevocable Trust FBO Piper Aurora Underbrink Trust, a trust formed under the laws of the State of Florida, of which he is the settler and sole trustee. Mr. Underbrink hereby disclaims beneficial ownership of all shares of the Common Stock of IHII held by the Trust.

Mssrs. Underbrink and Thompson each hereby disclaim beneficial ownership of all shares of the Common Stock, Warrants and other securities issued IHII and held by SJMBLLC and SJMB, and the filing of this statement of Schedule 13D shall not be construed as an admission that Mssrs. Underbrink and Thompson are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this statement.

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       March 8, 2002
                                       ----------------------------------------
                                       (Date)


                                       /s/ JAMES H. HARRISON
                                       ----------------------------------------
                                       (Signature)

                                       James H. Harrison, Vice President